UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 27, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: ANGLOGOLD ASHANTI APPOINTS NEWMONT’S
MARCELO GODOY AS CHIEF TECHNOLOGY OFFICER

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti”, “AGA” or the “Company”)
NEWS RELEASE

AngloGold Ashanti Appoints Newmont’s Marcelo Godoy as Chief Technology
Officer
(JOHANNESBURG) – NEWS RELEASE – AngloGold Ashanti is pleased to announce the appointment of Marcelo Godoy as Chief Technology Officer, effective November 1st, 2021.
Marcelo joins from Newmont Corporation, where he is currently Senior Vice President, Exploration.
He joined Newmont in 2012 as Group Executive in Technical Services and was promoted to Vice
President, Resource Evaluation and Mine Planning in 2017. With over 20 years of experience in the mining industry, Marcelo, a Mining Engineer, holds a Master’s degree in Geostatistics from the
University of Rio Grande do Sul, in Brazil, and a PhD in Strategic Mine Planning from the WH Bryan
Mining Geology Centre, in Australia.
At Newmont, Marcelo has led the development of numerous innovation programs, including a world-
class orebody risk management system that delivered a step change in the reliability of production forecasts. Marcelo is a recognised leader in the field of mine planning under geological uncertainty and a champion of diversity and inclusion. Prior to joining Newmont, he was Mining Sector Leader for
Golder Associates in South America and a Director at Golder’s Global Board of Directors. During his
tenure at Golder, Marcelo managed major mining feasibility studies and reserve compliance audits for
Codelco, Vale, BHP, Anglo American and Antofagasta Minerals.
“Marcelo brings to AngloGold Ashanti deep experience in resource modeling, mine planning and project development, as well as a track record in leading technical teams and introducing technology to drive sustainable competitive advantage.” Alberto Calderon, AngloGold Ashanti’s Chief Executive
Officer, said. “He is a key addition of the leadership team which will be working hard in the coming months to improve our operating performance, cost position and project delivery, as well as the predictability and reliability of our forecasts.”
Marcelo will replace Graham Ehm, Executive Vice President: Group Planning & Technical, who retires at the end of this year, later than initially planned, after agreeing to stay on until the Company’s new leadership was established and underground mining at the Obuasi Gold Mine resumed. Graham, 65, has spent 30 years with AngloGold Ashanti and its predecessor, Australia’s Acacia Resources, which
AngloGold acquired in 1999.
Graham was for seven years the General Manager of Sunrise Dam, in Australia, managing its expansion and transition to underground mining. He led the successful turnaround of Geita Gold Mine, in
Tanzania, from 2009-2010, restoring its position as one of the AngloGold Ashanti’s most productive and valuable mining assets. Graham also led the development of the Tropicana Gold Mine in Australia from discovery to implementation and, more recently, the project to redevelop the Obuasi Gold Mine, in Ghana.
“We bid a very fond farewell to Graham, who has not only built a very strong track record of delivery in AngloGold Ashanti over more than two decades but has exemplified its values at each step of the way,” Calderon said. “Graham will oversee the restart of Obuasi in 2021 and will also work closely with
Marcelo in the coming months to ensure a smooth handover of his portfolio. We wish him all the very best in a well-earned retirement as he spends his time with his family.”
ENDS

Johannesburg
27 September 2021

JSE Sponsor: The Standard Bank of South Africa Limited
Contacts
Media
Chris Nthite +27 83 301 2481
cnthite@anglogoldashanti.com
Julie Bain +27 663 640 038
jbain@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward- looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020, filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: September 27, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary